SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

2Q19 Results

Copel records adjusted EBITDA of R$1.0 billion in the second quarter

CPLE3 | R$46.87 CPLE6 | R$48.60	ELP | US$12.70 XCOP | € 11.20	Market value | R$13.0 bi * Quotes 06.30.2019

LIST OF CONTENTS

1. Main Events in the Period

Copel recorded EBITDA of R$947.0 million, in 2Q19 13.3% higher than the R$836.0 million recorded in 2Q18, mainly explained by (i) the 2.3% increase in the volume of electricity sales to final customers, notably the 17.7% increase in industrial free market of Copel GeT and Copel Com, (ii) the revenue from the CCEAR of Baixo Iguaçu, Colíder and Cutia contracts, (iii) the 1.4% increase in Copel Distribuição's grid market volume, and (iv) the 15.9% reduction in costs with “electricity purchased for resale” due to the higher GSF in the period (92.9% in 2Q19 compared to 80.6% 2Q18) and lower average PLD (R$131.37 in 2Q19 compared to R$302.68 in 2Q18).

EBITDA in 2Q19, adjusted for non-recurring items, reached R$1,025.0 million, an increase of 29.6% compared to 2Q18 (R$790.8 million). More details in item 2.

Copel Distribuição Results

Copel Distribuição recorded EBITDA of R$287.1 million in 2Q19, 24.1% higher than the R$231.4 million recorded in 2Q18. This result is mainly due to: (i) the 1.6% increase in use of the main distribution and transmission grid; (ii) the lower balance in provisions and reversals, considering the recording of R$72.7 million in 2Q19 against R$90.7 million in 2Q18; and (iii) the 1.9% reduction in PMSO (manageable costs). More details in item 4.2.

As a result, the accumulated EBITDA over the last 12 months was R$1,053.7 million, approximately 1.3% below the regulatory EBITDA for the same period (R$1,068.3 million). This result demonstrates that efforts to reduce the difference between regulatory and actual EBITDA have had an effect and the gap decreasing from 40.2% in June 2018 to 1.3% in June 2019, as shown in the next chart.

Fitch upgrades Copel's National Rating to ‘AA (bra)’’

On August 02, 2019, Fitch Ratings has upgraded the National Long Term Rating to 'AA (bra)' of Copel, its wholly owned subsidiaries Copel Geração e Transmissão, Copel Distribuição and Copel Telecomunicações and their respective debenture issues.

According to the press release of the Agency, the ratings of Copel and its subsidiaries are supported by the strengthening of Copel's consolidated financial profile, with the expectation of maintaining a conservative capital structure and positive free cash flow returns in the coming years, due to the closure expansion cycle in the generation and transmission segments. Capturing good results in the distribution segment after the fourth tariff review cycle, with the narrowing of the gap between reported and regulatory EBITDAs, as well as the improvement in the group's liquidity profile, benefited by recent funding in 2019, also contributed to the rating action.

Opening capital of Copel GeT

On June 27, 2019, Comissão de Valores Mobiliários – CVM approved the registration of Copel Geração e Transmissão S.A. as a category “B” publicly held company, pursuant to CVM Instruction 480/09. On July 1, 2019, the Registration Form (FCA) and Reference Form (FRE) were submitted to CVM, therefore initiating the first filings of Copel GeT as a Category “B” Publicly Held Company.

Anticipation of Operational Start-up of Lot E Projects

The operational start-up of the projects that comprise the Lot E Transmission Auction 005/2015, which was fully purchased by Copel GeT, with 230 km of transmission lines and 3 substations totaling 900 MVA in power and a total APR estimated at R$116.9 million, was anticipated.

On June 18, 2019, the 230kV Medianeira Substation initiated its commercial start-up, 3 months prior to the deadline date set by Aneel, providing a APR of R$13.4 million. In addition, the Baixo Iguaçu - Realeza 230kV Transmission Line which also compose Lot E, began its commercial start-up on August 5, 2019, 19 months prior to the scheduled date set by Aneel (March/21), adding approximately R$6.2 million in additional revenue. As a result, the Company added R$19.6 million in additional annual revenue, about 16.8% of the expected amount for when all Lot E projects are 100% operational.

Copel Telecom - Hiring of Legal and Financial Advisors

In continuation of the studies on potential disposal of the wholly owned subsidiary Copel Telecomunicações S.A., the hiring of Banco Rothschild to act as financial advisor and the law firm Cescon Barrieu to act as legal advisor, both to assist the Company in the next stages of the studies in question.

SPC Mata de Santa Genebra - Business Plan Review

At the 193rd Ordinary Meeting of Copel's Board of Directors held on August 14, 2019, SPC Mata de Santa Genebra Transmission, a strategic partnership between Copel GeT (50.1%) and Furnas (49.9%) for the implementation of 847 km of transmission lines and three substations in the states of Paraná and São Paulo, presented the update of the schedule for commercial operation of some project’s phases due to the business plan revision.

Part of the project has been in commercial operation since April 2019 (a static compensator of the Santa Barbara do Oeste substation, equivalent to 5.2% of the total APR project), and the outlook, based on the new business plan presented, is of that by December 2019, approximately 61.7% of the total APR will be in commercial operation, while the remaining 38.3% will be operational by February 2020.

The estimated total APR for the project, in restated amounts, is R$243.5 million, of which R$122.0 million refers to Copel's interest.

In 2Q19, the equity income related to the project was negative R$64.1 million, mainly reflecting the increase in project capex. According to the new business plan approved, by 2020 there will be an increase of R$117 million to be contributed by Copel.

Review of the Investment Program

At its 193rd Ordinary Meeting, held on August 14, 2019, the Company's Board of Directors decided to supplement the budget of R$77.6 million in the amount initially foreseen in the SCE Mata de Santa Genebra Transmission program for 2019. Whereas For all the supplements decided by the board, the total planned investment of the Copel group in 2019 came to R$2,092.3 million. More details item 5.

Tariff adjustment – Copel Distribuição

Through approval Resolution No. 2,559, of June 18, 2019, ANEEL approved the tariff adjustment of Copel Distribuição, with an average effect of 3.41% to be perceived by captive consumers, as follows:

The Portion B, which includes operating costs, annual fees, remuneration and depreciation, represented 1.12% of the composition of the tariff adjustment, and reflects, mainly, the IPCA (National Index of Price to the Ample Consumer) readjustment of the reference period (4.66%) plus the positive effect of 1.00% of the "X Factor".

The Portion A, which includes charges, transport and power costs, represented a reduction of 3.08% in the composition of the tariff adjustment due, especially, reduction of sector charges of the Energy Development Account (CDE), related to the loan made by the federal government in 2014 and 2015 with public and private banks to rebalance the system.

The inclusion of the financial components in the current process is due, in particular, to the transfer of energy purchase costs above the tariff coverage in the previous period. The adjustment was applied in full to Copel Distribuição's tariffs as of June 24, 2019.

Copel GeT concludes acquisition of SPC Uirapuru Transmissora

In the last week of June 2019, Copel GeT concluded the full acquisition of the shares held by Eletrobras and Fundação Eletrosul de Previdência e Assistência Social – ELOS held by the SPC Uirapuru Transmissora de Energia S.A. The venture, which was negotiated at Eletrobras Auction No. 01/2018, is already in commercial operation and corresponds to TL Ivaiporã – Londrina (concession agreement 002/2005), consisting 120 km of transmission line and an APR of R$33.7 million.

Annual Permitted Revenue - 2019/2020 (APR)

On June 25, 2019, Aneel ratified the Annual Permitted Revenue (APR) of the transmission assets of Copel Geração e Transmissão for the 2019/2020 cycle, totaling R$867.1 million, of which R$222.5 million correspond to RBSE’s indemnification of Agreement 060/2001. See more details in item 8.2.

Generation Annual Revenue - 2019/2020 (GAR)

Through the Ratification Resolution 2,587, of July 23, 2019, Aneel established the Generation Annual Revenues of hydroelectric power plants under the quota regime of Law No. 12,783. With this, Copel GeT now receives a GAR, referring to the HPP Gov. Pedro V. Parigot de Souza (GPS), of R$123.7 million. It should be noted that, since January 1, 2017, 30% of the assured power of the HPP GPS is available for sale by Copel GeT.

Issue of R$1.0 billion in debentures – Copel GeT

On August 07, 2019, Copel Geração e Transmissão S.A. intitiated the settlement of its 6th (sixth) issue of simple, non-convertible, unsecured with additional personal guarantee debentures, in two series, being the first series with a 5-year maturity, in the amount of R$800.0 million and with remuneration interests of 109% of the CDI rate, and the second series with a 6-year maturity, in the amount of R$200.0 million and with remuneration interests of 3.90% p.a. plus monetary readjustments according to the IPCA rate.

This is the first issue by Copel Geração e Transmissão as a publicly-listed company and the proceeds will be used for the full prepayment of the 5th (fifth)  issue of promissory notes, to recompose the Company’s cash balance after the partial payment of the 2nd (second) amortization installment of the outstanding nominal unit value balance of the Company’s 2nd (second) Debentures issue, in addition to reimbursement of costs, expenses, investments or loans within the scope of the Colíder and Baixo Iguaçu hydroelectric projects.

Issuance of R$500.0 million in debentures - Copel Holding

On June 19, 2019, Copel Holding issued the 8th issue of non-convertible simple unsecured Debentures, in a single series, for public distribution, with restricted efforts, pursuant to CVM Instruction 476, under guarantee regime placement firm in the total amount of R$500 million.

500 thousand debentures were issued, with unit par value of R$1,000.00 (thousand reais), with a term of 3 years, amortization in one installment on the due date and semiannual interest, from December 14, 2019 to 14 June 2022. The debentures will be remunerated with interest corresponding to 106.00% of the accumulated variation of the daily average rates of Interbank Deposits - DI, per year. The funds raised were intended to reinforce the issuer's capital structure and to pay the debentures of its 6th issue.

Provisions and Reversals

The Company recorded provisions of R$100.5 million in 2Q19, notably the reversal of R$1.1 million in civil and administrative disputes (compared to R$51.8 million provisioned in 2Q18), basically as a result of the revision of the estimates for moral and material damages in lawsuits involving tobacco growers, and the lower amount of provisions for labor disputes (R$37.3 million in 2Q19 compared to R$75.0 million in 2Q18).

On the other hand, there was R$14.0 million in impairment of generation assets (compared to R$18.0 million reversal in 2Q18) and R$46.8 million in PECLD (compared to R$16.9 million 2Q18), mainly due to the default of large distributor customers.

Copel Distribuição is elected the best of Brazil by customers

 Copel Distribuição was recognized Brazil’s best energy distribution company in the opinion of its customers and Southern Region’s best distributor of the Abradee Award, as well as having its operational management recognized as the second best in the country. The award, promoted by the Brazilian Association of Electricity Distributors (Abradee), was announced on July 3, 2019. In the last nine years, this is the seventh time that Copel has received the award for best distributor in Brazil at the award promoted by Abradee.

Copel launches a project to implement an intelligent network management system for power lines

On July 12, 2019, Copel launched a project to implement a state-of-the-art power network management technology, taking a fundamental step towards its definitive entry into the smart grid era. The ADMS - Advanced Distribution Management System solution consists of an integrated platform that aggregates software capable of controlling, with total precision, the network in real time to enable a more efficient, faster and safer maneuvers in power lines, substations and network equipment. The project, which has an estimated investment of R$45 million and is expected to be completed in three years, will take the Company to a new reference level in terms of innovation, technology and management efficiency of the power distribution system.

In this sense, Copel is an innovation highlight in the electricity sector, ranking among the 3 most innovative companies in the industry in the 5th edition of the Valor Inovação Brasil yearbook, published on July 03, 2019.

2. Financial Performance

The analyzes below refer to the second quarter of 2019 and first half of the year, compared to the same period of 2018.

2.1 Operating Revenues

In 2Q19, net operating revenue totaled R$3,665.7 million, an increase of 1.7% compared to the R$3,605.8 million recorded in 2Q18. This result is mainly due to: (i) the 17.7% increase in the “electricity sales to final customers” due to the 2.3% increase in energy volume sold to final customers – notably the 17.7% increase in the free industrial market of Copel GeT and Copel Com – and the tariff adjustment for Copel Distribuição effective as of June 24, 2018, which adjusted the energy tariff (TE) by 15.61%; and (ii) the 13.2% growth in revenue from “electricity sales to distributors”, mainly resulting from the CCEAR agreements for Baixo Iguaçu, Colíder and Cutia, which were partially offset by the energy seasonality strategy adopted by Copel GeT.

These effects were partially offset by the negative amount of R$18.7 million in the "result of sectorial financial assets and liabilities", compared to a positive amount of R$315.9 million in 2Q18, mainly due to the amortization of amounts considered in the supply revenue after the tariff adjustment on June 24, 2018 and the lower variation in the balances constituted for the readjustment applied as of June 24, 2019.

We also highlight the increases of:

(i)        62.1% in revenue from “distribution of piped gas”, mainly due to the 43.2% increase in natural gas consumption and the 16.5% tariff adjustment from February 2019;

(ii)      2.7% in the "use of the main distribution and transmission grid”, mainly resulting from the 1.4% in the grid market and tariff readjustment at Copel Dis and the recognition of revenue from new transmission assets;

(iii)     10.5% in “other operating revenues”, particularly due to rounding and the leasing and rental of Copel Distribuição’s equipment and structures; and

(iv)     2.3% in “revenue from telecommunications” due to the expansion of new customer services.

In the first half of 2019, net operating revenue increased 8.7%, mainly due to: (i) the 4.5% increase in electricity sales to final customers – notably the 14.5% increase in the free industrial market of Copel GeT and Copel Com – positively impacting the “electricity sales to final customers” line, which increased 20.7%; (ii) the 3.2% increase in the grid market and tariff adjustment for Copel Dis (with a 16.42% increase in TUSD as of June 24, 2018), causing a 18.6% increase in "use of the main distribution and transmission grid” revenue; and (iii) a 10.0% increase in “electricity sales to distributors” due to the start of revenues from the CCEAR agreements for Baixo Iguaçu, Colíder and Cutia. This growth was partially offset by a negative amount of R$86.2 million in the “result of sectorial financial assets and liabilities”, compared to a positive amount of R$519.4 million in 1H18, mainly due to the amortization of amounts considered in the electricity sales to final customers revenue after the tariff adjustment on June 24, 2018 and the lower variation in the balances constituted for the readjustment applied as of June 24, 2019.

2.2 Operating Costs and Expenses

In 2Q19, operating costs and expenses reduced by 0.9%, totaling R$2,970.6 million, mainly due to the 15.9% reduction in “electricity purchased for resale”, notably due to the higher GSF in the period (92.9% in 2Q19 compared to 80.6% in 2Q18) and lower average prices (R$131.37 in 2Q19 compared to R$302.68 in 2Q18).

This reduction was partially offset by the 12.7% increase in PMSO costs (excluding estimated losses, provisions and reversals) mainly due to the non-recurring effect reimbursement from suppliers for the Brisa Potiguar wind farm complex in 2Q18, in the amount of R$72.1 million and impacting the “other operating costs and expenses” line. Personnel and administrative costs reduced by 1.7%, resulting from the reduction of 566 employees in the last 12 months

We highlight the following changes:

(i)           an 85.5% increase in the "natural gas and suppliers for the gas business", mainly caused by price variation of the oil portfolio, exchange rate variation and the 43.2% increase in natural gas consumption;

(ii)          a 6.2% increase in the “charge of the main distribution and transmission grid”, mainly due to the 3.1% increase in charges for the use of the transmission system and the increase in transportation charges in Itaipu;

(iii)         a 91.9% reduction in costs with “materials and suppliers for power electricity” due to the maintenance stoppage at UTE Figueira; and

(iv)   0.9% increase in the “provisions and reversals” lines, due to: (i) R$14.0 million in impairment (compared to a reversal of R$18.0 million in 2Q18), notably the provision of R$13.7 million in Colíder, and (ii) R$46.8 million in PECLD (compared to R$16.9 million in 2Q18), mainly caused by the default of major distributor customers, partially offset by: (i) a 58.6% reduction in provisions for lawsuits (R$40.2 million in 2Q19 compared to R$97.0 million in 2Q18), mainly due to the reversal of R$1.1 million in civil lawsuits (compared to R$51.8 million in provisions in 2Q18), mainly due the revision of the estimates for moral and material damages in processes involving tobacco growers, and (ii) a 49.7% reduction in provisions for labor lawsuits (R$37.3 million in 2Q19 compared to R$75.0 million in 2Q18).

In the first half of 2019, operating costs and expenses totaled R$6,013.6 million, increasing by 4.0%. The key explanations for this change are: (i) the 79.6% increase in “natural gas and suppliers for the gas business” mainly caused by price variation of the oil portfolio, exchange rate variation and the 32.1% increase in natural gas consumption in the semester; and (ii) an increase of R$116.3 million in the “depreciation and amortization” line, resulting from the start-up of operations of the Colíder, Baixo Iguaçu and Cutia plants, in addition to higher depreciation of telecommunications assets. These effects were partially offset by the 0.8% reduction in PMSO, mainly due to provisions for the voluntary dismissal program, in the amount of R$91.0 million in 2018 and without effects in 2019 due to the end of the program, and the reduction in number of employees, compared to a salary adjustment of 3.97% in October 2018. Manageable costs, excluding estimated losses, provisions and reversals, were also impacted by the 74.5% growth in “other operating costs and expenses” mainly due (i) to the non-recurring effect reimbursement from suppliers for the Brisa Potiguar wind farm complex in 2Q18, in the amount of R$72.1 million, (ii) higher losses on asset decommissioning and (ii) lower recovery of taxes, suppliers and sector subsidy costs.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and jointly-controlled company, are presented in the table below.

R$'000

Company	2Q19 (1)	1Q19 (2)	2Q18 (3)	Var. % (1/3)	1H19 (4)	1H18 (5)	Var. % (4/5)
Joint Ventures	**(15,833)**	**9,810**	**30,023**	**-**	**(6,023)**	**53,291**	**-**
Voltalia São Miguel do Gostoso I Participações S.A.	(1,865)	(3,530)	(1,890)	(1.3)	(5,395)	(5,484)	(1.6)
Paraná Gás Exploração e Produção S.A.	-	-	-	-	-	(3)	-
Costa Oeste Transmissora de Energia S.A. [1]	-	-	1,185	-	-	2,220	-
Marumbi Transmissora de Energia S.A. [1]	-	-	2,696	-	-	4,645	-
Transmissora Sul Brasileira de Energia S.A. [1]	-	-	523	-	-	935	-
Caiuá Transmissora de Energia S.A.	3,185	(554)	723	-	2,631	1,525	72.5
Integração Maranhense Transmissora de Energia S.A.	5,712	203	1,513	-	5,915	2,700	119.1
Matrinchã Transmissora de Energia (TP NORTE) S.A.	17,026	6,532	13,658	24.7	23,558	22,686	3.8
Guaraciaba Transmissora de Energia (TP SUL) S.A.	6,808	(1,011)	5,881	15.8	5,797	9,188	(36.9)
Paranaíba Transmissora de Energia S.A.	2,148	5,556	3,845	(44.1)	7,704	6,049	27.4
Mata de Santa Genebra Transmissão S.A.	(64,091)	4,099	11,890	-	(59,992)	21,256	-
Cantareira Transmissora de Energia S.A.	15,244	(1,485)	(10,001)	-	13,759	(12,426)	-
Associates	**7,143**	**6,575**	**5,343**	**33.7**	**13,718**	**10,593**	**29.5**
Dona Francisca Energética S.A.	2,464	2,516	2,524	(2.4)	4,980	4,993	(0.3)
Foz do Chopim Energética Ltda.	4,713	4,073	2,821	67.1	8,786	5,615	56.5
Dominó Holdings S.A.	(34)	(14)	4	-	(48)	(3)	-
Others [2]	-	-	(6)	-	-	(12)	-
TOTAL	(8,690)	16,385	35,366	-	7,695	63,884	(88.0)

[1] On August 30, 2018, Copel GeT signed a Share Exchange Agreement with Eletrosul with respect to the joint ventures Costa Oeste, Marumbi and Transmissora Sul Brasileira de Energia. Under this agreement, Copel GeT started holding share of interest of 100% in the joint ventures Costa Oeste and Marumbi, in addition Eletrosul started to hold share of interest of 100% in Transmissora Sul Brasileira.

[2] Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda e Dois Saltos Ltda.

2.4 EBITDA

In 2Q19, earnings before interest, taxes, depreciation and amortization reached R$947.0 million, 13.3% higher than the R$836.0 million recorded in 2Q18. This result is mainly explained by: (i) a 2.3% increase in the volume of energy sold to final consumers, notably a 17.7% increase in the free industrial market of Copel GeT and Copel Com, positively impacting revenue from “use of the main distribution and transmission grid”; (ii) revenue from CCEAR agreements for Baixo Iguaçu, Colíder and Cutia, increase revenue from “electricity sales to distributors”; (iii) a 1.4% increase in the grid market and a tariff adjustment for Copel Dis (with a 16.42% increase in TUSD as of June 24, 2018), influencing in the revenue improvement for “use of the main distribution and transmission grid”; and (iv) a 15.9% reduction in expenses for “electricity purchased for resale” due to higher GSF in the period (92.9% in 2Q19 compared to 80.6% in 2Q18) and lower average prices (R$131.37 in 2Q19 compared to R$302.68 in 2Q18).

This result was partially offset by the negative result in equity in the earnings of investees arising from the increase in investments and the postponement of the start-up of transmission assets under construction by SPC Mata de Santa Genebra.

Excluding the non-recurring items that affect EBITDA, which are illustrated in the table below, the adjusted EBITDA would be R$1,025.0 million, 29.6% higher than in 2Q18.

Also excluding the effects from equity in the earnings of investees, the adjusted EBITDA in 2Q19 would be R$969.6 million, 28.8% higher than the R$752.7 million recorded in 2Q18.

For the first half of 2019, EBITDA increased by 25.9% compared to 1H18 and, excluding non-recurring items, adjusted EBITDA increased by 27.0% and, excluding effects from equity in the earnings of investees, adjusted EBITDA would be 29.4% higher than the amount recorded in 1H18.

2.5 Financial Result

In 2Q19, the financial result was negative by R$127.7 million, compared to a negative result of R$104.9 million in 2Q18. Financial income totaled R$181.3 million, 28.9% lower than the R$255.0 million recorded in 2Q18, mainly due to the non-recurrent event in 2Q18 regarding the reimbursement from suppliers of the Brisa Potiguar wind farm complex, in the amount of R$53.2 million and lower inflation in the period (IGP-DI of 2.2% in 2Q19 compared to 3.9% in 2Q18), impacting the monetary variation on the CRC and partially offset by the 24.3% growth in financial investments, due to higher cash availability, and a 12.4% increase in late fees on electricity bills.

Financial expenses totaled R$309.1 million, 14.1% lower than in 2Q18, mainly due to the monetary restatement for the supplier of equipment for the Brisa Potiguar wind farm complex, in 2Q18, which affected the “other financial expenses” line and the exchange variation on the energy purchased from Itaipu.

2.6 Consolidated Net Income

In 2Q19, Copel recorded a net income of R$346.9 million, 2.4% lower than the R$355.3 million in 2Q18, due to, in addition to the items already explained, the 13.9% increase in income tax and social contribution, lower deferred assets constituted for provisions and an increase in deferred liabilities for concession agreements.

In the first half of 2019, net income was R$852.9 million, 19.9% higher than the R$711.2 million recorded in 1H18.

2.7 Consolidated Income Statement

R$'000

Income Statement	2Q19 (1)	1Q19 (2)	2Q18 (3)	Var.% (1/3)	1H19 (4)	1H18 (5)	Var.% (4/5)
OPERATING REVENUES	**3,665,715**	**3,896,006**	**3,605,830**	**1.7**	**7,561,721**	**6,954,511**	**8.7**
Electricity sales to final customers	1,529,761	1,631,025	1,300,251	17.7	3,160,786	2,619,109	20.7
Electricity sales to distributors	658,873	660,159	581,921	13.2	1,319,032	1,199,489	10.0
Use of the main distribution and transmission grid	906,786	1,048,327	883,104	2.7	1,955,113	1,648,513	18.6
Construction revenue	253,489	289,651	263,258	(3.7)	543,140	461,856	17.6
Fair value of assets from the indemnity for the concession	7,363	13,624	13,291	(44.6)	20,987	22,859	(8.2)
Revenues from telecommunications	91,642	103,347	89,543	2.3	194,989	176,107	10.7
Distribution of piped gas	192,491	165,412	118,747	62.1	357,903	231,918	54.3
Result of Sectorial financial assets and liabilities	(18,682)	(67,507)	315,896	-	(86,189)	519,365	-
Other operating revenues	43,992	51,968	39,819	10.5	95,960	75,295	27.4
OPERATING COSTS AND EXPENSES	**(2,970,627)**	**(3,043,019)**	**(2,997,886)**	**(0.9)**	**(6,013,646)**	**(5,784,485)**	**4.0**
Electricity purchased for resale	(1,242,934)	(1,409,726)	(1,477,445)	(15.9)	(2,652,660)	(2,667,881)	(0.6)
Charge of the main distribution and transmission grid	(329,002)	(295,241)	(309,807)	6.2	(624,243)	(624,279)	-
Personnel and management	(292,699)	(284,585)	(297,898)	(1.7)	(577,284)	(688,208)	(16.1)
Pension and healthcare plans	(58,731)	(59,509)	(59,457)	(1.2)	(118,240)	(120,460)	(1.8)
Materials and supplies	(20,597)	(17,660)	(17,774)	15.9	(38,257)	(36,785)	4.0
Materials and supplies for power eletricity	(777)	(768)	(9,643)	(91.9)	(1,545)	(18,336)	(91.6)
Natural gas and supplies for the gas business	(152,144)	(134,129)	(82,015)	85.5	(286,273)	(159,436)	79.6
Third-party services	(148,904)	(139,198)	(147,294)	1.1	(288,102)	(280,497)	2.7
Depreciation and amortization	(260,615)	(222,772)	(189,954)	37.2	(483,387)	(367,164)	31.7
Provisions and reversals	(100,531)	(102,537)	(99,644)	0.9	(203,068)	(215,685)	(5.8)
Construction cost	(252,972)	(266,097)	(268,850)	(5.9)	(519,069)	(478,821)	8.4
Other cost and expenses	(110,721)	(110,797)	(38,105)	190.6	(221,518)	(126,933)	74.5
EQUITY IN EARNINGS OF SUBSIDIARIES	**(8,690)**	**16,385**	**38,104**	**-**	**7,695**	**82,896**	**(90.7)**
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**686,398**	**869,372**	**646,048**	**6.2**	**1,555,770**	**1,252,922**	**24.2**
FINANCIAL RESULTS	**(127,743)**	**(98,213)**	**(104,911)**	21.8	**(225,956)**	**(174,578)**	29.4
Financial income	181,307	206,644	254,983	(28.9)	387,951	460,378	(15.7)
Financial expenses	(309,050)	(304,857)	(359,894)	(14.1)	(613,907)	(634,956)	(3.3)
OPERATIONAL EXPENSES/ INCOME	**558,655**	**771,159**	**541,137**	**3.2**	**1,329,814**	**1,078,344**	**23.3**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(211,714)**	**(265,197)**	**(185,796)**	**13.9**	**(476,911)**	**(367,149)**	**29.9**
Income tax and social contribution on profit	(160,283)	(289,816)	(195,770)	(18.1)	(450,099)	(441,377)	2.0
Deferred income tax and social contribution on profit	(51,431)	24,619	9,974	-	(26,812)	74,228	-
NET INCOME (LOSS)	**346,941**	**505,962**	**355,341**	**(2.4)**	**852,903**	**711,195**	**19.9**
Attributed to controlling shareholders	349,328	497,991	349,945	(0.2)	847,319	698,497	21.3
Attributed to non-controlling interest	(2,387)	7,971	5,396	-	5,584	12,698	(56.0)
EBITDA	947,013	1,092,144	836,002	13.3	2,039,157	1,620,086	25.9

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2018 are described below. Additional information can be found in the Notes to our Quarterly Financial Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On June 30, 2019, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$2,159.0 million, 5.8% down than the R$2,292.7 million recorded on December 2018. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. These investments are remunerated between 75% and 100.8% of the variation rate of the Interbank Deposit Certificate (CDI).

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities.

The Company's management and the State of Paraná formalized the Fifth Amendment on October 31, 2017. The State of Paraná has strictly complied with the payments under contracted conditions, leaving 70 monthly installments. The current balance of the CRC, on June 30, is R$1,410.6 million.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement, that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On June 30, 2019, the Company had a net asset of R$503.7 million. More detail in our Quarterly Financial Information (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission, distribution and distribution of natural gas activities. The amounts refer to (i) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Power Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$637.9 million), (ii) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs until the expiration of the concession (R$794.3 million), (iii) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other  transmission facilities - RPC, as a result of the recognition of the effects of MME Ordinance No. 120 and the approval, by Aneel, of the result of the inspection of the appraisal report of these assets (R$751.7 million) and (iv) the gas distribution concession agreement - Compagas (R$321.9 million) and (v) to the electricity generation concession contract due to the expiration of the concessions of the HPP GPS and HPP Mourão I (R$67.5 million). As of June 30, 2019, the balance of the account totaled R$2,573.3 million. More details in our Quarterly Financial Information (NE n ° 10).

Contract Assets

With CPC 47/IFRS 15 coming into effect on January 1, 2018 and bringing the concept of “contract assets” referring to the receipt rights conditioned to the compliance with obligations to operate and maintain the infrastructure and not only by the passage of time (concept “financial asset”), the Company changed the classification for agreement assets of the part related to assets of the concession of distribution of electric energy, distribution of piped gas and transmission of electric energy, now classifying as “contract assets” the construction works for distribution of electric energy and piped gas during the construction period (reclassification of ongoing intangible assets to contract assets) and changed the classification to contract assets of the part related to RBSE assets ratified for receipt after the first APR cycle that started in July 2017.

On June 30, 2019, the account balance totaled R$3,679.4 million. More details in our Quarterly Financial Information (Note 11).

Investments, Property, Plant and Equipment and Intangible Assets

The balance in ‘investments’ increased by 0.3% by June 30, 2019, mainly due the equity accounting and the contributions recorded in the period.

The ‘Property, Plant and Equipment’ decreased 0.6% due to the entry of new assets, according to the Company's investment program, net of the depreciation quota for the period. The "intangible" account showed an increase of 2.7% due to the investments in new assets made in the period.

Right of use of assets

With the adoption of CPC 06 (R2)/IFRS 16, the company recognized the right to use of asset. The pronouncement replaces CPC 06 (R1) / IAS 17 - Leases, as well as related interpretations (ICPC 03 / IFRIC 4, SIC 15 and SIC 27). The adoption of the new standard eliminates the accounting of operating lease for the lessee, presenting a single lease model consisting of initially recognizing all leases in assets and liabilities at present value and recognizing the depreciation of the right to use asset and the interest of the leaseholder. lease separately in the result. As of June 30, 2019, the balance of the account totaled R$109.8 million. More details in our Quarterly Financial Information (NE n° 4.1).

3.2 Balance Sheet – Assets

R$'000

Assets	Jun-19 (1)	Dec-18 (2)	Jun-18 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	**6,612,373**	**6,677,846**	**6,072,795**	**(1.0)**	**8.9**
Cash and cash equivalents	1,906,712	1,948,409	1,704,148	(2.1)	11.9
Bonds and securities	1,390	124,862	1,381	(98.9)	0.7
Collaterals and escrow accounts	43,723	203	42,200	-	3.6
Customers	2,871,963	2,944,091	2,624,021	(2.4)	9.4
Dividends receivable	46,069	76,672	68,253	(39.9)	(32.5)
CRC transferred to the State of Paraná	201,528	190,876	177,354	5.6	13.6
Sectorial financial assets	522,527	421,184	333,717	24.1	56.6
Account receivable related to concession	56,768	53,177	149,996	6.8	(62.2)
Contract Assets	99,877	85,019	-	17.5	-
Other current receivables	397,998	363,250	494,543	9.6	(19.5)
Inventories	119,416	116,285	111,321	2.7	7.3
Income tax and social contribution	135,781	152,157	190,292	(10.8)	(28.6)
Other current recoverable taxes	174,362	160,842	139,627	8.4	24.9
Prepaid expenses	33,790	40,819	35,453	(17.2)	(4.7)
Related parties	469	-	489	-	(4.1)
NON-CURRENT	**29,606,331**	**29,252,254**	**28,407,205**	**1.2**	**4.2**
Long Term Assets	**10,155,872**	**10,014,260**	**8,867,435**	**1.4**	**14.5**
Bonds and securities	250,850	219,434	232,490	14.3	7.9
Other temporary investments	22,520	19,511	18,902	15.4	19.1
Collaterals and escrow accounts	92,305	89,555	87,046	3.1	6.0
Customers	142,061	162,915	203,234	(12.8)	(30.1)
CRC transferred to the State of Paraná	1,209,078	1,254,166	1,334,940	(3.6)	(9.4)
Judicial deposits	508,974	528,290	578,172	(3.7)	(12.0)
Sectoral financial assets	80,642	257,635	301,302	(68.7)	(73.2)
Account receivable related to concession	2,516,494	2,497,514	4,559,943	0.8	(44.8)
Accounts receivable related to the concession compensation	-	-	72,893	-	-
Contract Assets	3,679,368	3,348,211	-	9.9	-
Other non-current receivables	246,689	228,894	184,442	7.8	33.7
Income tax and social contribution	172,478	166,384	83,706	3.7	106.1
Deferred income tax and social contribution	1,008,577	1,007,061	986,286	0.2	2.3
Other non-current recoverable taxes	225,682	231,400	202,983	(2.5)	11.2
Prepaid expenses	154	3,290	6,830	(95.3)	(97.7)
Related parties	-	-	14,266	-	-
Investments	**2,375,795**	**2,368,234**	**2,630,131**	**0.3**	**(9.7)**
Property, plant and equipment, net	**10,774,988**	**10,840,663**	**10,435,519**	**(0.6)**	**3.3**
Intangible assets	**6,189,907**	**6,029,097**	**6,474,120**	**2.7**	**(4.4)**
Right to use an asset	**109,769**	**-**	**-**	**-**	**-**
TOTAL	**36,218,704**	**35,930,100**	**34,480,000**	**0.8**	**5.0**

3.3 Debt

Gross Debt

Copel's total consolidated debt amounted to R$11,203.5 million on June 30, 2019, an decrease of 3.1% compared to the R$11,565.4 million recorded in December 31, 2018. This decrease reflects, mainly, the amortization of the period.

On June 30, 2019, Copel’s gross debt represented 65.2% of consolidated shareholders’ equity, which at the end of the period was R$17,181.7 million, equivalent to R$62.79 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

Loans, financing and debentures maturities are presented below:

Endorsements and Guarantees

At the end of June 30, 2019, the Company had R$1,026.9 million in guarantees and endorsements, as shown below.

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

Accounts Payables related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

The lawsuits classified as possible losses (those that are not provisioned in the balance sheet), as estimated by the Company and its controlled companies at the end of June 2019, totaled R$3,155.9 million, amount 3.4% higher than registered in December 2018 (R$3,052.7 million), distributed in lawsuits of the following natures: civil (R$1,393.8 million), regulatory (R$852.6 million), fiscal (R$605.0 million), labor (R$285.4 million) and employee benefits (R$19.1 million).

3.4 Balance Sheet – Liabilities

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão (Consolidated Result)

Copel GeT reported an EBITDA of R$552.3 million in 2Q19, a 5.5% increase from the R$523.5 million in 2Q18. This result is mainly due to, (i) an increase of 26.8% in revenue from the “electricity sales to distributors”, resulting from higher invoices from the CCEAR contract in Baixo Iguaçu, Colíder and Cutia; (ii) a 81.3% reduction in “electricity purchased for resale”, mainly due to the improvement in the hydrological scenario, with a GSF of 92.9% in 2Q19 (against 80.6% in 2Q18) and lower average prices (R$131.37/MWh in 2Q19 versus R$302.68/MWh in 2Q18).

This growth was partially offset by the negative result in the investees, resulting from the increase in investment and the postponement of the start-up of operations of transmission assets under construction by SPC Mata de Santa Genebra.

The result was also negatively affected by the 17.8% increase in “charges of the main distribution and transmission grid” mainly due to the higher charges for the network used by new enterprises Colíder HPP, Baixo Iguaçu HPP and Cutia WPP.

Manageable costs, except for estimated losses, provisions and reversals, increased by 72.9% in 2Q19, basically reflecting the R$72.1 million reimbursement from suppliers of the Brisa Potiguar wind farm complex in 2Q18, impacting the “other operational costs and expenses”. Personnel and management costs were 0.8% lower due to the reduction of 53 employees in the last 12 months.

Excluding the extraordinary effects below, the EBITDA for Copel GeT increased by 45.2% compared to 2Q18. Excluding the effects of equity income, adjusted EBITDA in 2Q19 would have been R$575.5 million, 45.1% higher than the R$396.5 million in 2Q18.

In 2Q19, Copel GeT recorded a net profit of R$169.4 million, 26.1% lower than R$229.4 million in 2Q18.

In the first half of the year, Copel GeT posted EBITDA of R$1,208.1, an increase of 12.9% compared to the R$1,070.5 reported in 1H18, mainly as a result of (i) the start of revenues from CCEAR contracts Iguaçu, Colíder and Cutia and (ii) the 16.7% decrease in the “personnel and management” line, as a result of the R$28.3 million provision related to the PDI in 1Q18, and the reduction 53 employees in the last 12 months. This growth was partially offset by the negative R$118.1 million in the line “other operating costs and expenses” (compared to positive R$26.2 million in 1H18), mainly due to the non-recurring effect of the reimbursement from suppliers of Brisa Wind Complex assets Potiguar in 2Q18 in the amount of R$72.1 million.

4.2 Copel Distribuição

Copel Distribuição reported an EBITDA of R$287.1 million in 2Q19, up by 24.1% over the R$231.4 million recorded in 2Q18. This result is mainly due to, (i) an increase of 1.6% in revenue from the “use of the main distribution and transmission grid”, resulting from a increase of 1.4% in the grid market in the period; and (ii) a reduction in provisions and reversions (R$72.7 million in 2Q19 compared to R$90.7 million in 2Q18), mainly resulting from labor litigations (a non-recurring provision for a collective labor litigation, in the amount of R$45.1 million, was recorded in 2Q18), which were partially offset by higher provision for doubtful accounts (R$44.2 million in 2Q19 compared to R$19.9 million in 2Q18), due to debts of large clients.

In addition, manageable costs (except for credit losses, provisions and reversals) was 1.9% lower in 2Q19, mainly due to the 19.5% reduction in “other operating costs and expenses”, with highlight to the effects from lower losses on the deactivation of assets (R$11.1 million in 2Q19 compared to R$23.1 million in 2Q18), partially offset by the increase in personnel costs in the period, mainly explained by the higher provisions in “profit sharing” in 2Q19. It should be noted that Personnel and Management costs in 2Q19 excluding the “profit sharing” decreased 2.8%, even considering the October 2018 salary readjustment. The manageable costs in the period, except for provisions and reversals, is shown in the table below:

In addition, the following variations stand out:

(i)        increase of 16.3% in the “electricity sales to final customers”, mainly due to the average readjustment of 15.61% in customer energy tariff, effective as of June 24, 2018;

(ii)      a negative amount of R$18.7 million in the line of "sectorial assets and liabilities result" in 2Q19, compared to a positive amount of R$315.9 million in 2Q18, mainly explained by the amortization of amounts in supply revenue after the tariff readjustment in June 24, 2018 and small variations in the balances for the readjustment applied on June 24, 2019.

Net income in 2Q19 was R$156.3 million, up by 88.7% from the R$82.8 million recorded in 2Q18, resulting not only from the items already described above, but also due to the improved financial result in 2Q19 (R$36.0 million against a negative amount of R$30.6 million in 2Q18), mainly due to the 44.9% drop in financial expenses due to lower exchange variation in the period (R$3.83 in Jun/19, R$3.86 in Jun/18 and R$3.31 in Jun/17 ), reducing the effects of monetary variation on the purchase of electricity and in the dollar-indexed financing agreement, in line with the 23.2% growth in financial income due to the increase in “income from financial investments”, which increase by 28,3% in the period due to the higher cash balance in 2Q19.

In 1H19, Copel Distribuição recorded an EBITDA of R$616.9 million, 70.1% higher than in 1H18. This result was mainly impacted by, (i) the 17.0% increase in revenue from the use of the main distribution and transmission grid, resulting from the 16.42% readjustment in TUSD, effective as of June 24, 2018, and the 3.2% growth in the grid market; (ii) a 8.9% reduction in PMSO, due to the significantly lower “personnel and management” expenses resulting from the Voluntary Dismissal Program (PDI), and the “other operating costs and expenses” line; due to (iii) lower provisions and reversals, in the amount of R$157.1 million no 1H19 compared to R$170.8 million in 1H18, mainly resulting from labor litigations, basically due to the non-recurring provision of a class action lawsuit in 1H18, partially offset by higher provision for doubtful accounts (R$69.1 million in 1H19 against R$42.1 million in 1H18), due to the debt of large clients.

There were no extraordinary events in the EBITDA recorded in 2Q19 (R$287.1 million), which was 4.2% higher than the R$275.6 million adjusted EBITDA in 2Q18. In 1H19, EBITDA reached R$616.9 million, also without extraordinary events in the period, being 29.7% higher than the R$475.6 million in adjusted EBITDA recorded in 1H18

4.3 Copel Telecomunicações

Copel Telecom recorded an EBITDA of R$33.2 million in 2Q19, down by 24.6% against the R$44.0 million recorded in 2Q18, mainly due to the decrease in net operating revenues and the increase in the “other operating costs and expenses” line, mainly  due to the deactivations of equipment infrastructure, partially offset by the reduction in personnel and administrative expenses. The reduction in operating revenue is mainly due to an internal restructuring process that had a negative impact on the resources derived by services provided to the Group’s subsidiaries.

Manageable costs, excluding provisions and reversals, totaled R$65.2 million in 2Q19, an growth of 1.6% compared to 2Q18. Personnel and management expenses totaled R$16.4 million in 2Q19, down by 30.8% against 2Q18, consequence of the wage policy applied by the Company, the internal restructurings in July 2018, involving the transfer of 137 employees to other subsidiaries, and the Voluntary Dismissal Program (PDI) concluded in December 2018. The number of employees reduced by 192 in the last 12 months.

Net income in 2Q19 was R$0.8 million, down by 95% compared to the R$15.8 million recorded in 2Q18, resulting from the causes already mentioned and lower financial results due to the increase in interest on financings.

The following table illustrate the main indicators for Copel Telecom.

There were no extraordinary events in the EBITDA recorded in 2Q19, which was 24.9% lower than the adjusted EBITDA in 2Q18.

4.4 Accounting Information

Accounting information concerning Copel’s interests in other companies in 1H19 is shown in the following table:

R$'000

Partnerships - Jun/19	Total Assets	Shareholders' Equity	Net Oper. Revenues	Net Income
Parent Company (Consolidated)				
Companhia Paranaense de Gás - Compagás	694,158	452,564	371,007	17,947
Elejor - Centrais Elétricas do Rio Jordão S.A.	622,548	48,083	125,147	18,863
UEG Araucária Ltda	403,857	326,330	-	(44,332)
Jointly-controlled entities (Equity in earning)				
Caiuá Transmissora de Energia S.A.	268,604	157,694	12,556	5,371
Cantareira Transmissora S.A	1,478,069	676,085	69,804	28,082
Guaraciaba Transmissora de Energia (TP Sul) S.A.	1,211,406	670,281	57,899	11,831
Integração Maranhense Transmissora de Energia S.A.	479,118	276,735	22,406	12,073
Mata de Santa Genebra Transmissão S.A.	2,501,554	926,847	196,513	(119,745)
Matrinchã Transmissora de Energia (TP Norte) S.A.	2,265,598	1,421,988	110,123	48,078
Paranaíba Transmissora de Energia S.A.	1,594,034	686,895	104,139	31,446
Voltalia São Miguel do Gostoso I Participações S.A.	222,891	220,639	-	(11,012)
Associates (Equity in erarning)				
Dona Francisca Energética S.A.	138,190	130,628	35,075	21,619
Foz do Chopim Energética Ltda	67,256	38,676	28,933	24,563

5. Investment Program

The following chart shows the investment program carried in 2Q19 and schedule 2019:

R$ million

Subsidiary / SPC	Carried 1H19	Carried 2Q19	Scheduled[1] 2019
Copel Geração e Transmissão	**427.8**	**303.6**	**888.2**
HPP Colíder	133.5	106.7	59.3
HPP Baixo Iguaçu[2]	5.6	-	18.1
TL Curitiba Leste-Blumenau	71.2	34.0	196.1
Substation Bateias	0.1	-	11.3
Mata da Santa Genebra Transmissão[2]	40.1	-	133.0
SHP Bela Vista	4.5	4.5	113.6
SPC Uirapuru	133.6	126.6	133.0
UEG Araucária	12.4	10.2	15.8
Others	26.8	21.6	208.0
Modernização UHE GBM-Foz de Areia	5.1	4.5	47.7
Modernização UTE Figueira	9.4	8.0	10.3
Demais Projetos	**12.3**	**9.1**	150.0
Copel Distribuição	**410.7**	**204.7**	**835.0**
Copel Telecomunicações	**95.9**	**41.9**	**290.2**
Copel Comercialização	-	-	**0.7**
Holding	-	-	**1.3**
Cutia Empreendimentos Eólicos	**34.5**	**10.9**	**59.2**
Other[2, 3]	**5.5**	**3.4**	**17.7**
Total	**974.4**	**564.5**	**2,092.3**

[1] Capital budget originally approved by the Board of Directors and revised by Board of Directors, the last update at the 193th Ordinary Meeting of the Board of Directors, with an increased of R$ 77.6 million for the amount originally forecast for SPE Mata de Santa Genebra Transmissão. These values do not consider appropriation due to own labor, interest and others.

[2] Regarding the participation of Copel in Enterprise.

[3] Includes São Bento Energia, Copel Brisa Potiguar and UEGA - 20% Holding.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 4,836 GWh in 2Q19, a reduction of 2.7%. This result was mainly influenced by the decrease in consumption in the four main consumer segments (residential, industrial, commercial and rural, in particular due to the milder temperatures compared to the same period of 2018, with negative impact on the average monthly consumption of the residential segment, in addition to the impacts of customer migration to the free market for the industrial and commercial classes.

The following table shows captive market trends by consumption segment:

For more details visit the Notice to the Market - IR 18/19 (link).

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, increased by 1.4% in terms of energy consumption in 2Q19, as illustrated in the following table:

The result is mainly due to 9.6% increase in free market in 2Q19, resulting from the improved industrial production in the state of Paraná - growth by 2.0% and 27.8% in April and May, respectively. The most intense growth of industrial activity in May 2019 was influenced by the low base of comparison, given that in May 2018, industrial activity in Paraná fell by 12.1%, mainly due to the impact of the truckers' strike. The sectors that contributed most to the increase in energy consumption were food manufacturing, chemical products and (iii) manufacture of motor vehicles, trailers and semi-trailers.

6.3 Electricity Sales

Copel’s electricity supply, which is the volume of energy sold to final customers, is comprised by sales in Copel Distribuição’s captive market and free market sales by Copel Geração e Transmissão and Copel Comercialização, increased by 2.3% between April and June 2019.

The breakdown of energy sales by consumption segment is illustrated below:

6.4 Total Energy Sold1

Total energy sold by Copel in all markets, comprising sales by Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização totaled 11,995 GWh in the second quarter of 2019, an increase of 10.1%.

The following table illustrates the total energy sales by Copel, distributed among Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

1 This item may presents a balance different from what was published in the Notice to the Market 18/19, as a result of CCEE's re-balances, adjustment in relation to the power of the Cutia Wind Farm and rounding.

Number of Customers / Agreements			Energy Sold (GWh)					
	Jun-19	Jun-18	Var. %	2Q19	2Q18	Var. %	1H19	1H18	Var. %
Copel DIS									
Captive Market	4,676,812	4,600,505	1.7	4,836	4,970	(2.7)	10,081.0	9,979	1.0
Concessionaries and Licensees	3	3	-	65	73	(11.0)	129.0	163	(20.9)
CCEE (Assigments MCSD EN)	-	-	-	283	384	(26.3)	447	639	(30)
CCEE (MVE)	-	-	-	82	-	-	82	-	-
CCEE (MCP)	-	-	-	433	212	104.2	814.0	315	158.4
Total Copel DIS	**4,676,815**	**4,600,508**	**1.7**	**5,699**	**5,639**	**1.1**	**11,553.0**	**11,096**	**4.1**
Copel GeT									
CCEAR (Copel DIS)	3	1	200	30	20	50.0	61.0	43	41.9
CCEAR (other concessionaries)	101	37	173.0	541	204	165.2	1,088.0	413	163.4
Free Customers	50	52	(3.8)	1,029	951	8.2	2,003.0	1,870	7.1
Bilateral Agreements (Copel Comercialização)	17	7	142.9	1,237	739	67.4	2,352.0	1,362	72.7
Bilateral Agreements [1]	38	50	(24.0)	918	1,426	(35.6)	1,727.0	2,730	(36.7)
CCEE (MCP) [2]	-	-	-	-	94	-	629.0	845	(25.6)
Total Copel GeT	**209**	**147**	**42.2**	**3,755**	**3,434**	**9.3**	**7,860.0**	**7,263**	**8.2**
Wind Farms Complex									
CCEAR (other concessionaries)	334	112	198.2	328	209	56.9	653.0	416	57.0
CER	10	3	233.3	229	89	157.3	455.0	177	157.1
Total Wind Farm Complex	**344**	**115**	**199.1**	**557**	**298**	**86.9**	**1,108.0**	**593**	**86.8**
Copel Comercialização									
Free Customers	321	272	18.0	665	464	43.3	1,281.2	944	35.7
Bilateral Agreements	117	176	-33.5	1,294	1,045	23.8	2,592.2	1,869	38.7
CCEE (MCP) [2]	-	-	-	25	9	177.8	25.0	9	177.8
Total Copel Comercialização	**438**	**448**	**- 2.2**	**1,983**	**1,518**	**30.6**	**3,898.5**	**2,822**	**38.1**
Total Copel Consolidated	**4,677,806**	**4,601,218**	**1.7**	**11,994**	**10,889**	**10.1**	**24,419.5**	**21,774**	**12.1**

Note: Not considering the energy from MRE (Energy Relocation Mechanism).

[1] Includes Short Term Sales Agreements.

[2] Assured Power allocated in the period, after impact of the GSF.

CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

6.5 Energy Flow

Energy Flow – Copel Dis

GWh

Energy Flow - Copel Dis	2Q19	1Q19	Var. %	1H19	1H18	Var. %
Itaipu	1,384	1,427	(3.0)	2,759	2,840	(2.9)
CCEAR – Group Companies	38	20	90.0	77	43	79.1
CCEAR – Other	3,025	2,590	16.8	6,086	5,264	15.6
CCEE (MCP)	-	2	-	-	18	-
Angra	245	252	(2.8)	488	501	(2.6)
CCGF	1,527	1,592	(4.1)	3,117	3,266	(4.6)
Proinfa	115	119	(3.4)	226	233	(3.0)
Elejor S.A	71	295	- 76	364	588	(38.1)
Available Power	**6,405**	**6,297**	**1.7**	**13,117**	**12,753**	**2.9**
Captive market	4,836	4,970	(2.7)	10,081	9,979	1.0
Concessionaries[1]	65	58	12.1	129	115	12.2
Electricity sales to distributor CCEE[2]	-	15	-	-	48	-
Assigments - Mechanism for Compensation of Surpluses and Deficits (MCSD) EN[3]	283	384	(26.3)	447	639	(30.0)
CCEE (MVE)[4]	82	-	-	82	-	-
CCEE (MCP)	433	212	104.2	814	315	158.4
Losses and differences	706	658	7.3	1,564	1,657	(5.6)
Basic network losses	113	126	(10.3)	256	235	8.9
Distribution losses	510	468	9.0	1,143	1,277	(10.5)
CG contract allocation	83	64	29.7	165	145	13.8

[1] Eletricity sales to concessionaries with own market of less than 500GWh / year

[2] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR

[3] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)

[4] CCEE (MVE) - Financial settlemen of energy to the free market through the Surplus Selling Mechanism.

Energy Flow – Copel GeT

Energy Flow – Wind Farms

Energy Flow – Copel Comercialização

Consolidated Energy Flow (Jan to Jun 19)

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

Power Purchase Average Tariff – Copel Distribuição

R$ / MWh

Tariff*	Amount Average MW	Jun/19 (1)	Mar-19 (2)	Jun-18 (3)	Var. % (1/2)	Var. % (1/3)
Itaipu [1]	591.1	259.4	248.20	265.80	4.5	(2.4)
Auction – CCEAR 2010 – H30	67.8	227.7	225.12	219.72	1.1	3.6
Auction – CCEAR 2010 – T15 [2]	60.1	165.6	110.77	261.87	49.5	(36.8)
Auction – CCEAR 2011 – H30	55.9	234.7	232.16	226.44	1.1	3.6
Auction – CCEAR 2011 – T15 [2]	54.2	192.8	177.73	183.13	8.5	5.3
Auction – CCEAR 2012 – T15 [2]	107.5	168.0	191.20	246.71	(12.1)	(31.9)
Auction – CCEAR 2014 - 2019 [3]	109.1	164.1	168.81	518.26	(2.8)	(68.3)
Auction – CCEAR 2014 - 2019 [4]	-	-	-	-	-	-
Auction 2016 - T20[2]	25.7	163.7	156.48	161.30	4.6	1.5
Angra	111.2	256.8	248.48	251.45	3.3	2.1
CCGF [5]	685.8	103.5	93.54	83.44	10.6	24.0
Santo Antônio	133.6	145.7	143.84	140.78	1.3	3.5
Jirau	222.3	128.2	126.51	123.82	1.3	3.5
Others Auctions [6]	394.3	178.1	159.91	210.45	11.4	(15.4)
Bilaterals	-	-	245.06	245.06	-	-
Total / Tariff Average Supply	**2,618.6**	**175.7**	**168.4**	**196.85**	**4.3**	**(10.7)**

[1] Furnas transport charge not included.

[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.

[3] Energy Agreements.

[4] Capacity Agreements.

[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.

[6] Products average price, without PROINFA.

With PIS/COFINS.

Sales to Final Customers Average Tariff Copel Distribuição

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$10,800.0 million, represented by shares with no par value. The Company's current number of shareholders is 26,767. In June 2019 the Company’s capital was as follows:

7.2 Stock Performance

From January to June 2019, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3).

The free float accounted for 68.93% of the Company’s capital. At the end of June 2019, the market value of Copel considering the prices of all markets was R$13,043.1 million.

Copel also accounted for 5.43% of the B3’s Electric Power Index (IEE).

In the Corporate Sustainability Index (Ise), Copel class B preferred shares accounted for 1.10%.

On the B3, Copel’s common closed the period at R$46.87, with a positive variation of 57.28%. The PNB shares (CPLE6) closed the period at R$48.60, with a positive variation of 59.08%. In the same period the Ibovespa had positive change of 14.88%.

On the New York Stock Exchange (Nyse), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 100% of the trading sessions and closed the period at US$12.70, with a positive variation of 62.20%. Over this period, the Dow Jones Index positive by 14.03%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 19% of the trading sessions and closed the period at €11.20, with a positive variation of 56.64%. In the same period the Latibex All Shares index was positive of 14.71%.

The table below summarizes Copel’s share prices in 2Q19.

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

Type of Earning	Fiscal Year	Approved on	Paid on	Thousands of R$ (gross)	R$ per Share		
					Common	Preferred "A"	Preferred "B"
Total	**2011**			**421,091**	**1.46833**	**2.52507**	**1.61546**
IOC[1]	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	**2012**			**268,554**	**0.93527**	**2.52507**	**1.02889**
IOC[1]	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	**2013**			**560,537**	**1.95572**	**2.52507**	**2.15165**
IOC[1]	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends[1]	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	**2014**			**622,523**	**2.17236**	**2.52507**	**2.39000**
IOC[1]	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends[1]	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
Total	**2015**			**326,795**	**1.13716**	**2.52507**	**1.25473**
IOC	2015	04/28/16	06/15/16	198,000	0.68748	2.10511	0.76022
Dividends	2015	04/28/16	06/15/16	128,795	0.44968	0.41996	0.49451
Total	**2016**			**506,213**	**1.76466**	**2.89050**	**1.94342**
IOC	2016	04/28/17	06/30/17	282,947	0.98539	2.89050	1.08410
Dividends	2016	04/28/17	12/28/2017	223,266	0.77927	-	0.85932
Total	**2017**			**289,401**	**1.00801**	**2.89050**	**1.10883**
IOC	2017	12/13/17	08/14/18	266,000	0.92624	2.89050	1.01887
Dividends	2017	06/15/18	08/14/18	23,401	0.08177	-	0.08996
Total	**2018**			**378,542**	**1.31950**	**2.89050**	**1.45151**
IOC	2018	12/12/18	06/28/19	280,000	0.97515	2.89050	1.07270
Dividends	2018	04/29/19	06/28/19	98,542	0.34435	-	0.37881

8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced in the first semester of 2019.

On March 24, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and/or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant.

In addition, Copel GeT operates one plants under the quota system, as shown below:

Copel was designated as the provisional operator of the Rio dos Patos plant (1.7 MW of installed capacity and assured power of 1MW average) after the final term of the concession. However, its operation was suspended in September 2014 due to flood damage in June of that year.

On July 5, 2018, the ANEEL through Authorization Resolution No. 7.050, extinguished the concession of the plant without the reversion of the assets to the granting authority, considered unfeasible to the continuity of the service and therefore, freely available to Copel GeT, being the company responsible by demobilization and eventual disposal of the assets.

On December 11, 2018, the Company signed the promissory instrument for the purchase and sale of the remaining assets of the extinguished Rio dos Patos plant, with Dois Saltos Empreendimentos de Geração de Energia Elétrica Ltda., under the terms of Authorizing Resolution No. 7050 of June 5, 2018 of Aneel.

Wind Farms Complex

Copel has 24 wind farms in operation constituted in the São Bento Energia wind farms, Copel Brisa Potiguar and Cutia Wind Complex. In 1H19, these 24 wind farms generated 407.1 GWh of energy, as shown in the following table:

Copel's largest wind farm, known as Cutia Empreendimentos Eólicos, started operations in 2018. On date of publication of this report, 97,3% of 149 wind turbines are in commercial operation. The complex is formed of 13 projects and is divided into two large complexes with a total installed capacity estimated at 312.9 MW: Complexo Cutia is composed of seven wind farms (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste and Paraíso dos Ventos do Nordeste) and Bento Complex Miguel, composed of six wind farms (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II and São Miguel III), located in the State of Rio Grande do Norte.

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.7 MW, 599.0 MW referred to Copel´s stake, as shown below:

Company	Installed Capacity (MW)	Assured Power (Average MW)	Partners	PPA signed with	Concession Expires
TPP Araucária (UEG Araucária)	484.2	267.0	COPEL - 20% COPEL GeT - 60% Petrobras - 20%	[1]	12.22.2029
HPP Santa Clara (Elejor)	120.2	69.2	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	05.28.2037
SHP Santa Clara I (Elejor)	3.6	2.8	COPEL - 70% Paineira Participações - 30%	**Free customers**	12.18.2032
HPP Fundão (Elejor)	120.2	63.8	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	05.28.2037
SHP Fundão I (Elejor)	2.5	2.1	COPEL - 70% Paineira Participações - 30%	**Free customers**	12.18.2032
HPP Dona Francisca (DFESA)	125.0	75.9	COPEL - 23.03% Gerdau - 51.82% Celesc - 23.03% Statkraft - 2.12%	COPEL Gerdau Celesc Statkraft	08.27.2033
SHP Arturo Andreoli (Foz do Chopim)	29.1	20.4	COPEL GeT - 35.77% Silea Participações - 64.23%	Free customers	04.23.2030

[1] Since February 1, 2014, the plant's operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

Under Construction

Copel Geração e Transmissão

Copel GeT is completing the construction of the last generating unit (of a total of three units) of the Colíder Hydroelectric Power Plant, as detailed in the sequence.

In addition of Colíder HPP, in August 2018 Copel conquered the right to build Bela Vista SHP with 29 MW of installed capacity.

Colíder Hydroelectric Power Plant

On July 30, 2010, under Aneel New Energy Auction no. 003/2010, Copel GeT was awarded the concession to explore the Colíder HPP for a term of 35 years, from January 17, 2011, the signing date of MME - Colíder HPP Concession Agreement no. 001/11.

The project will be made of a main power house with an installed capacity of 300 MW, sufficient to serve around 1 million inhabitants, based on the estimated energy potential of the Teles Pires River on the border of the municipalities of Nova Canaã do Norte and Itaúba, in northern of State of Mato Grosso.

The energy from the Colíder HPP was sold at an Aneel auction at a final tariff of R$103.40/MWh, as of July 1, 2010, restated by the IPCA inflation index to R$173.30 on June 31, 2019.

On March 9, 2019 and May 7, 2019, two generating units of the Colíder HPP, in accordance with Aneel Dispatch nº 673/2019 and 1,273/2019, both with 100 MW of installed capacity, entered into commercial operation respectively. The third, and last, generating unit is expected to enter during the second semester 2019.

Due to fortuitous event and force majeure, the plant delayed its commercial operation, initially foreseen for January 2015. Copel GeT filed in Aneel a request for exclusion of liability so that the obligation to supply the energy sold was postponed, which was denied by the agency. Copel GeT filed on December 18, 2017 an ordinary action with the Judicial Court requesting the reversal of the agency's decision and on April 6, 2018, the Federal Court of the 1st Region fully granted the advance notice of appeal required by Copel GeT in the Instrument of Appeal to exempt it from any liens, charges or restrictions due to the displacement of the schedule of implementation of the HPP Colíder.

After the partial start of the commercial operation in March 2019, the plant complied with its contract of sale of energy with its own generation in the amount of 41.1 average MW of a contracted total of 125 average MW.

Copel GeT has been honoring energy supply agreements as follows:

- from January 2015 to May 2016: with energy surplus of its other plants that has not been contracted;

- In June 2016: partial reduction through Bilateral Agreement

- from July 2016 to December 2018: with a reduction of all Energy Commercialization Agreements in the Regulated Environment - CCEARs, through a Bilateral Agreement and participation in the New Energy MCSD; e

- from January to March 2019, the contracts entered into in a regulated environment are now in force again, however, the energy supply remained suspended, in view of the injunction obtained by the Administration.

Due to the non-judgment of the merits of the lawsuit, the contractual effects of both revenue and the cost of energy to cover its balance sheet were recognized in the quarter's results.

Wind Farm Complex

Copel is expanding its energy generation matrix with renewable sources through the conclusion of the Cutia wind farm, located in the State of Rio Grande do Norte, divided into two large complexes, Cutia and Bento Miguel, formed by 13 projects that together total 312.9 MW of estimated installed capacity.

With the exception of part of the Maria Helena wind farm formed by 13 wind turbines, (of which 9 are in operation the remaining 4 are under construction), the other wind farms of the Cutia are in commercial operation.

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

SPC Uirapuru Transmissora de Energia S.A.

In March 2019, Copel GeT signed an Agreement to Purchase and Sale Shares - CCVA with Centrais Elétricas Brasileiras SA - Eletrobrás and the Eletrosul Foundation for Social Security and Assistance - ELOS to transfer 100% of the shares of Uirapuru Transmissora de Energia S.A SPC, subject to approval by the National Electric Energy Agency - Aneel and the Administrative Council for Economic Defense - CADE. After comply with conditioning on June 28, 2019, the transfer of the total amount of shares held by Eletrobras in SPC Uirapuru Transmissora de Energia S.A. was transferred to Copel Geração e Transmissão S.A. (Copel GeT), corresponding to 75% of the project’s total share capital, followed by the transfer of the total shares held by the Eletrosul Foundation for Social Security and Assistance - ELOS, which exercised its tag along rights, therefore concluding the acquisition of 100% of the project by Copel GeT.

The project is already operating and corresponds to TL Ivaiporã – Londrina, comprised of 120 Km in transmission lines and Annual Permitted Revenue - APR of R$32.4 million.

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 1,074 km of transmission lines and 4 substations and will generate APR of R$238.7 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

Lot E

The commercial operation of part of the projects that compose Lot E of Transmission Auction No. 005/2015 was fully anticipated, fully sold by Copel GeT and comprised of 230 km of transmission lines and 3 substations totaling 900 MVA of power and total ARP expected amount of R$116.9 million.

On June 18, 2019, the 230kV Medianeira Substation started its commercial operation 3 months ahead of Aneel's deadline, providing a APR of R$13.4 million. In addition, the Baixo Iguaçu - Realeza Transmission Line 230kV, which also makes up Lot E, started its commercial operation on August 5, 2019, anticipating by 1 year and 7 months the schedule established by Aneel (March/21), adding about R$6.2 million in annual revenue. As a result, the Company adds up to R$19.6 million in additional annual revenue, approximately 16.8% of the forecast amount for when all the projects in Lot E are 100% in operation.

SPC Mata de Santa Genebra

On February 25, 2019, all the stages planned for the test run period of the Santa Bárbara d’Oeste substation, belonging to the SPC Mata de Santa Genebra, allowing the operation of this substation under the Commercial Operation regime. The proportional APR for the substation is approximately R$10.8 million. Total APR, once the project is concluded, will be approximately R$122.0 million for Copel’s stake and total receipt is conditional on the start-up of the remaining phases of the project that will be phased in.

Due to the revision of the business plan, with amendment approved at the 193rd Ordinary Meeting of the Board of Directors, held on August 14, 2019, the beginning of the commercial operation was shifted to the other stages of the project, and until December 2019. About 62% of the project's total APR is expected to be in commercial operation and the remaining 38% by February 2020.

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process.

The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

Operating Data

In the distribution business, Copel serves more than 4.6 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV and 138 kV.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. In June 2019, the total length of compact-design distribution lines in operation was 10,931 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed June 2019 at 18,666 km.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

8.4 Telecommunications

Copel Telecomunicações has an optical backbone/backhaul, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's data transmission Copel Telecom and providing the contracted services.

In June 2018, the backbone/backhaul cable network was 34.2 thousand km, carrying data in ultra-speed and managing an optical ring that serves the 399 municipalities of Paraná, with a portfolio of data, voice and datacenter products.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners
Dominó Holdings Ltda	Participation in society	COPEL COM - 49.0% Andrade Gutierrez - 51.0%
Companhia Paranaense de Gás - Compagas	Gas	COPEL - 51.0% Mitsui Gás - 24.5% Gaspetro - 24.5%
Paraná Gás Exploração e Produção S.A [1]	Oil and natural gas	COPEL - 30.0% Petra Energia - 30.0% Bayar Participações -30.0% Tucumann Engenharia - 10.0%
Sercomtel S.A. Telecom	Telecommunications	COPEL - 45.0% Município de Londrina - 50.9% Outros - 4.1%
Carbocampel S.A.	Coal mining	COPEL - 49.0% Carbonífera Cambuí - 51.0%
Copel Amec Ltda ***in liquidation***	Services	COPEL - 48.0% Amec - 47.5% Lactec - 4.5%
GBX Tietê II Empreendimentos Participações S.A.	Multimarket Investment Fund	UEG- 19.3% Others - 80.7%

[1] More information in item 8.6

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 384.4 MW of installed capacity to the Company's portfolio (proportional to the participation in enterprises).

Copel, in partnership with others companies is also developing studies in the lower reaches of the Chopim river that will lead to the feasibility of another hydroelectric projects.

As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects in the EPE to enable participation in the upcoming auctions to be organized by the Federal Government. The technical characteristics may be adjusted until the effective energy commercialization of the projects, since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The projects are in the process of environmental licensing with the Environmental Institute of Paraná. The following table features these plants, which have a joint installed capacity 459.3 MW:

9. Other Information

9.1 Human Resources

Copel’s workforce closed 2Q19 at 7,538 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

At the end of June 2019, Copel Distribuição had 4,676,815 customers, representing a consumer-to-employee ratio of 882. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 159, 07 and 17 employees, respectively.

9.2 Main Operational Indicators

9.3 Conference Call 2Q19 Results

Information about 2Q19 Results Conference Call:

>       Friday, August 16, 2019, at 10:00 a.m. (Brazilian time)

>       Telephone: (+1 646) 843-6054

>     Code: Copel

A live webcast of the conference call will be available at: ir.Copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@Copel.com

Telephone: (+ 55 41) 3331-4011

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Exhibit I – Consolidated Cash Flow Statement

R$'000

Consolidated Cash Flow	1H19	1H18
Cash flows from operational activities		
Net income for the period	**852,903**	**711,195**
Adjustments to reconcile net income for the period with cash generated from operating activities	**1,592,615**	**644,427**
Depreciation and Amortization	483,387	367,164
Unrealized monetary and cambial variation and debt charges - net	412,994	372,857
Gain on transmission concession agreement	(224,772)	(180,914)
Sectorial financial assets and liabilities result	90,610	(566,122)
Interest - bonus from the grant of concession agreements under the quota system	(46,105)	(47,853)
Equity in earnings of investees	(7,695)	(82,896)
Recognition of fair value of assets related to concession compensation	(20,987)	(22,859)
Income tax and social contribution	450,099	441,377
Deferred Income tax and social contribution	26,812	(74,228)
Net operating estimated losses, provisions and reversals	203,068	215,685
Appropriation of acturial calculation of post-employment benefits	49,794	48,517
Appropriation of pension and healthcare contributions	64,970	82,915
Creation for research and development and energy efficiency programs	61,536	60,408
Impairment of accounts receivable related to concession	20	1,485
Loss on disposal of contract assets	4,622	-
Fair value in operations of purchase/sale of energy in the captive market	(20,208)	-
Loss on disposal of property, plant and equipment	46,356	4,973
Loss on disposal of intangible assets	18,114	23,918
Decrese (increase) in assets	**426,814**	**735,609**
Increase (reduction) of liabilities	**(416,328)**	**(52,346)**
Income tax and social contribution paid	(496,031)	(345,225)
Loans and financing - interest due and paid	(191,854)	(157,799)
Debentures - interest due and paid	(377,966)	(205,779)
Lease liabilities paid	(4,815)	-
Net cash generated from operating activities	**1,385,338**	**1,330,082**
Cash flows from investing activities		
Financial investments	42,777	(8,592)
Receipt of loans and financing granted to related parties	-	116,849
Acquisitions of contract assets		(283,097)
Customers contributions - contract assets		52,245
Acquisitions of subsidiaries - effect on cash	(123,794)	-
Additions in investments	(43,143)	-
Capital reduction of investees	35,035	35,280
Additions to property, plant and equipment	(272,388)	(840,768)
Additions to intangible assets	(2,774)	(5,738)
Net cash generated (used) by investing activities	**(773,576)**	**(933,821)**
Cash flows from financing activities		
Loans and financing obtained from third parties	742,333	630,000
Issue of Debentures	1,070,282	600,000
Payments of principal - loans and financing	(871,248)	(237,131)
Payments of principal - debentures	(1,206,856)	(709,158)
Payments of principal - lease liabilities	(14,925)	-
Dividends and interest on own capital paid	(373,045)	(15,899)
Net cash used by financing activities	**(653,459)**	**267,812**
Increase (decrease) in cash and cash equivalents	**(41,697)**	**664,073**
Cash and cash equivalents at the beginning of the year	1,948,409	1,040,075
Cash and cash equivalents at the end of the year	1,906,712	1,704,148
Change in cash and cash equivalents	**(41,697)**	**664,073**

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão (Consolidated)

Income Statement – Copel Distribuição

Income Statement – Copel Telecomunicações

R$ '000

Income Statement	2Q19 (1)	1Q19 (2)	2Q18 (3)	Var.% (1/3)	1H19 (4)	1H18 (5)	Var.% (4/5)
NET OPERATING REVENUES	**101,510**	**115,352**	**107,508**	**(5.6)**	**216,862**	**212,018**	**2.3**
Revenues from telecommunications	100,185	113,757	97,763	2.5	213,942	192,438	11.2
Other operating revenues	1,324	1,596	9,745	(86.4)	2,920	19,580	(85.1)
OPERATING COSTS AND EXPENSES	**(90,427)**	**(101,550)**	**(76,123)**	**18.8**	**(191,977)**	**(165,536)**	**16.0**
Personnel and management	(16,402)	(16,643)	(23,710)	(30.8)	(33,045)	(52,909)	(37.5)
Pension and healthcare plans	(2,752)	(2,897)	(3,721)	(26.0)	(5,649)	(7,552)	(25.2)
Materials and supplies	(331)	(714)	(393)	(15.8)	(1,045)	(821)	27.3
Third-party services	(23,172)	(24,470)	(22,966)	0.9	(47,642)	(42,318)	12.6
Depreciation and amortization	(22,106)	(22,106)	(12,619)	75.2	(44,212)	(24,233)	82.4
Provisions and reversals	(3,127)	(3,233)	680	-	(6,360)	(13,159)	(51.7)
Other cost and expenses	(22,537)	(31,487)	(13,394)	68.3	(54,024)	(24,544)	120.1
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	**11,083**	**13,802**	**31,385**	**(64.7)**	**24,885**	**46,482**	**(46.5)**
FINANCIAL RESULTS	**(9,936)**	**(8,565)**	**(7,726)**	**28.6**	**(18,501)**	**(13,031)**	**42.0**
Income tax and social contribution on profit	3,880	2,961	2,997	29.5	6,841	8,503	(19.5)
Deferred income tax and social contribution on profit	(13,816)	(11,526)	(10,723)	28.8	(25,342)	(21,534)	17.7
OPERATIONAL EXPENSES / INCOME	**1,147**	**5,237**	**23,659**	**(95.2)**	**6,384**	**33,451**	**(80.9)**
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	**(356)**	**(1,733)**	**(7,858)**	**(95.5)**	**(2,089)**	**(10,863)**	**(80.8)**
Income tax and social contribution on profit	(1,595)	(9,310)	(6,668)	(76.1)	(10,905)	(17,054)	(36.1)
Deferred income tax and social contribution on profit	1,239	7,577	(1,190)	-	8,816	6,191	42.4
NET INCOME (LOSS)	**791**	**3,504**	**15,801**	**(95.0)**	**4,295**	**22,588**	**(81.0)**
EBITDA	33,189	35,908	44,004	(24.6)	69,097	70,715	(2.3)

Exhibit III – Financial Statements by Company

Balance Sheet by Company

R$'000

Assets - Jun-19	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC and Marumbi SPC	Holding	Eliminations	Consolidated
CURRENT	**1,399,381**	**3,854,255**	**282,507**	**210,699**	**65,214**	**23,552**	**201,940**	**491,606**	**20,093**	**549,277**	**(486,151)**	**6,612,373**
Cash and cash equivalents	584,326	565,240	146,145	105,193	38,690	10,615	7,442	379,497	5,944	26,276	37,344	1,906,712
Bonds and securities	-	-	-	-	-	-	1,299	-	-	91	-	1,390
Collaterals and escrow accounts	-	43,651	-	72	-	-	-	-	-	-	-	43,723
Customers	385,369	2,169,432	60,604	101,018	20,839	-	158,169	80,177	2,677	-	(106,322)	2,871,963
Dividends receivable	75,696	-	-	-	-	-	-	15,128	-	311,396	(356,151)	46,069
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	201,528	-	201,528
Sectorial financial assets	-	522,527	-	-	-	-	-	-	-	-	-	522,527
Account receivable related to concession	56,768	-	-	-	-	-	-	-	-	-	-	56,768
Other current receivables	105,604	260,684	5,689	2,127	5,349	124	10,285	6,015	-	2,373	(252)	397,998
Inventories	26,451	84,562	7,839	548	16	-	-	-	-	-	-	119,416
Income tax and social contribution	34,469	68,997	4,800	1,688	-	5,363	12,289	6,373	-	1,778	24	135,781
Other current recoverable taxes	34,275	110,414	9,142	-	-	7,450	12,442	316	-	321	2	174,362
Prepaid expenses	8,801	22,745	87	53	320	-	10	1,391	99	284	-	33,790
Related parties	6,955	6,003	48,201	-	-	-	4	2,709	-	5,230	(68,633)	469
NON-CURRENT	**15,457,315**	**8,441,074**	**1,190,270**	**483,459**	**557,334**	**380,305**	**82,507**	**5,041,799**	**258,247**	**18,603,183**	**(20,889,162)**	**29,606,331**
Long Term Assets	**4,321,663**	**2,835,559**	**86,549**	**467,474**	**22,942**	**76,641**	**81,824**	**213,022**	**258,194**	**1,857,160**	**(65,156)**	**10,155,872**
Bonds and securities	101,261	1,470	-	7,724	-	-	-	136,399	3,996	-	-	250,850
Other temporary investments	-	-	-	-	-	-	-	-	-	22,520	-	22,520
Collaterals and escrow accounts	-	92,305	-	-	-	-	-	-	-	-	-	92,305
Customers	70,000	57,608	14,453	-	-	-	-	-	-	-	-	142,061
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	-	-	1,209,078	-	1,209,078
Judicial deposits	67,460	283,847	15,214	94	117	4,747	14,406	384	-	122,705	-	508,974
Sectoral financial assets	-	80,642	-	-	-	-	-	-	-	-	-	80,642
Account receivable related to concession	1,400,269	794,357	-	321,868	-	-	-	-	-	-	-	2,516,494
Accounts receivable related to the concession extension	2,578,832	704,470	-	27,325	-	-	-	-	254,198	-	114,543	3,679,368
Other receivables	32,893	45,681	104	110,375	-	20,352	29,840	-	-	7,444	-	246,689
Income tax and social contribution	652	17,820	-	-	-	-	-	-	-	154,006	-	172,478
Deferred income tax and social contribution	-	700,667	44,995	-	22,825	51,542	37,578	-	-	150,970	-	1,008,577
Other recoverable taxes	70,230	56,692	11,783	-	-	-	-	100	-	86,877	-	225,682
Prepaid Expenses	66	-	-	88	-	-	-	-	-	-	-	154
Receivables from subsidiaries	-	-	-	-	-	-	-	76,139	-	103,560	(179,699)	-
Investments	**4,764,476**	**1,825**	**-**	**-**	**-**	**7,053**	**478**	**2,067,690**	**-**	**16,743,438**	**(21,209,165)**	**2,375,795**
Property, Plant and Equipment, net	**6,261,535**	**-**	**1,078,156**	**-**	**374,822**	**295,389**	**60**	**2,759,529**	**25**	**1,011**	**4,461**	**10,774,988**
Intangible Assets	**83,058**	**5,548,016**	**17,104**	**-**	**159,055**	**60**	**138**	**521**	**28**	**1,229**	**380,698**	**6,189,907**
TOTAL	**16,856,696**	**12,295,329**	**1,472,777**	**694,158**	**622,548**	**403,857**	**284,447**	**5,533,405**	**278,340**	**19,152,460**	**(21,375,313)**	**36,218,704**

R$'000

Liabilities - Jun/19	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC and Marumbi SPC	Holding	Eliminations	Consolidated
CURRENT	**2,690,356**	**2,213,488**	**90,930**	**134,317**	**85,513**	**36,517**	**153,191**	**245,371**	**9,859**	**590,810**	**(529,895)**	**5,720,457**
Social charges and accruals	83,797	218,478	21,545	9,840	453	466	2,319	74	16	6,510	79	343,577
Associated companies and parent company	5,492	8,911	-	-	-	-	230	4,581	85	49,323	(68,622)	-
Suppliers	250,348	927,657	37,158	103,057	3,658	4,882	139,188	92,839	382	2,222	(108,784)	1,452,607
Income Tax and Social Contribution payable	134,017	-	1,398	2,063	5,190	-	-	9,091	256	-	217	152,232
Other taxes	77,118	284,115	6,860	7,506	1,274	151	1,856	3,086	78	346	113	382,503
Loans and financing	771,657	72,939	5,800	-	-	-	-	69,214	8,447	208,768	(1,105)	1,135,720
Debentures	926,895	292,131	10,290	5,916	-	-	-	33,834	-	319,319	-	1,588,385
Dividends payable	303,950	-	-	-	-	30,718	-	25,204	-	3,911	(353,727)	10,056
Post employment benefits	15,472	43,199	2,258	-	-	-	29	31	-	120	-	61,109
Customer charges due	7,162	64,598	-	-	-	-	-	-	-	-	67	71,827
Research and development and energy efficiency	76,638	188,458	-	-	7,813	-	-	-	595	-	1,494	274,998
Payables related to concession	5,597	-	-	-	65,564	-	-	-	-	-	-	71,161
Other accounts payable	10,141	16,036	3,563	1,930	153	294	1	127	-	148	-	32,393
Provisions for litigation	22,072	96,966	2,058	4,005	1,408	6	9,568	7,290	-	143	373	143,889
NON-CURRENT	**4,783,235**	**4,039,819**	**706,480**	**107,277**	**488,952**	**41,010**	**14,321**	**1,556,215**	**67,527**	**1,681,406**	**(169,686)**	**13,316,556**
Associated companies and parent company	-	-	-	-	-	16,595	-	76,215	-	-	(92,810)	-
Suppliers	47,821	-	-	8,919	-	-	-	27,495	-	-	5,795	90,030
Deferred income tax and social contribution	142,836	-	-	25,607	-	-	-	11,453	8,020	-	(9,432)	178,484
Tax liabilities	169,594	609,597	8,552	-	-	4,352	240	366	-	2,717	-	795,418
Loans and financing	1,198,692	159,859	1,888	-	-	-	-	856,327	52,075	576,892	(102,455)	2,743,278
Debentures	2,266,208	1,480,910	629,587	8,813	-	-	-	556,870	-	793,724	-	5,736,112
Post-employment benefits	256,991	621,782	33,894	6,557	-	486	2,227	388	-	5,080	-	927,405
Research and development and energy efficiency	43,774	285,292	-	-	-	18,666	-	-	-	-	-	347,732
Payables related to the concession	43,173	-	-	-	488,582	-	-	-	-	-	-	531,755
Sectorial financial liabilities	-	99,498	-	-	-	-	-	-	-	-	-	99,498
Other payables	17,014	40,755	5,070	14,362	370	911	6	927	-	204	-	79,619
Tax, social security, labor and civil provisions	25,189	4,395	-	42,418	-	-	11,712	25,924	-	2,221	-	111,859
EQUITY	**9,383,105**	**6,042,022**	**675,367**	**452,564**	**48,083**	**326,330**	**116,935**	**3,731,819**	**200,954**	**16,880,244**	**(20,675,732)**	**17,181,691**
Attributable to controlling shareholders	**9,383,105**	**6,042,022**	**675,367**	**452,564**	**48,083**	**326,330**	**116,935**	**3,731,819**	**200,954**	**16,880,244**	**(20,977,179)**	**16,880,244**
Capital	5,765,226	5,341,443	483,323	220,966	35,503	707,440	45,459	4,055,281	119,941	10,800,000	(16,774,582)	10,800,000
Advance for Future Capital Increase	-	-	12,100	-	-	-	10,805	350,711	-	-	(373,616)	-
Equity valuation adjustments	763,626	(20,388)	7,268	(470)	256	313	(973)	1,783	-	752,794	(751,415)	752,794
Legal Reserves	509,888	136,071	21,537	30,044	7,100	-	2,508	8,437	5,384	914,751	(720,969)	914,751
Retained earnings	1,840,408	253,564	146,844	184,077	-	-	36,474	81,624	63,842	3,532,564	(2,606,833)	3,532,564
Accrued earnings (losses)	503,957	331,332	4,295	17,947	5,224	(381,423)	22,662	(781,771)	11,787	880,135	265,990	880,135
Attributable to noncontrolling interests	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**301,447**	**301,447**
TOTAL	**16,856,696**	**12,295,329**	**1,472,777**	**694,158**	**622,548**	**403,857**	**284,447**	**5,533,405**	**278,340**	**19,152,460**	**(21,375,313)**	**36,218,704**

R$'000

Liabilities - Dec/18	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Comercialização	Wind Farms	Costa Oeste SPC and Marumbi SPC	Holding	Eliminations	Consolidated
CURRENT	**2,640,071**	**2,459,317**	**143,667**	**133,769**	**124,880**	**42,185**	**137,337**	**586,450**	**15,481**	**1,435,888**	**(1,023,931)**	**6,695,114**
Social charges and accruals	70,223	176,447	18,640	9,313	335	389	1,926	119	40	6,747	-	284,179
Associated companies and parent company	7,414	12,496	-	-	-	-	307	311,246	113	755	(332,331)	-
Suppliers	192,045	897,578	66,492	84,684	4,001	10,568	126,408	139,871	481	2,731	(105,616)	1,419,243
Income Tax and Social Contribution payable	158,907	-	-	-	27,990	-	-	10,794	258	-	-	197,949
Other taxes	90,555	330,026	10,906	11,122	2,210	482	457	5,413	110	152	-	451,433
Loans and financing	682,706	241,186	5,799	-	-	-	-	46,628	8,432	129,401	(1,105)	1,113,047
Debentures	929,543	278,545	8,612	5,919	-	-	-	20,585	-	941,677	-	2,184,881
Dividends payable	368,950	89,486	29,260	19,600	19,083	30,718	-	44,109	5,145	354,203	(584,879)	375,675
Post employment benefits	14,847	41,372	2,136	-	-	-	5	31	-	87	-	58,478
Customer charges due	9,544	70,078	-	-	-	-	-	-	250	-	-	79,872
Research and development and energy efficiency	66,221	196,250	-	-	7,412	2	-	-	544	-	-	270,429
Payables related to concession	5,045	-	-	-	62,813	-	-	-	-	-	-	67,858
Sectorial financial liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Other accounts payable	44,071	125,853	1,822	3,131	1,036	26	8,234	7,654	108	135	-	192,070
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	-
NON-CURRENT	**5,088,718**	**3,963,531**	**482,208**	**106,900**	**473,318**	**23,290**	**6,482**	**1,168,141**	**71,358**	**1,673,993**	**(159,167)**	**12,898,772**
Associated companies and parent company	-	-	-	-	-	-	-	64,161	-	-	(64,161)	-
Suppliers	9,934	-	-	14,908	-	-	-	25,114	-	-	-	49,956
Deferred income tax and social contribution	122,730	-	-	18,795	-	-	-	10,203	7,879	-	(2,187)	157,420
Tax liabilities	165,474	615,611	8,357	-	-	4,174	191	323	-	2,602	-	796,732
Loans and financing	1,230,709	178,408	4,773	-	-	-	-	794,174	55,858	773,984	(103,646)	2,934,260
Debentures	2,588,550	1,478,562	410,302	11,732	-	-	-	247,701	-	596,403	-	5,333,250
Post-employment benefits	252,111	611,010	33,173	6,159	-	450	2,129	386	-	4,867	-	910,285
Research and development and energy efficiency	54,242	249,398	-	-	-	18,666	-	-	-	-	-	322,306
Payables related to the concession	42,987	-	-	-	473,318	-	-	-	-	-	-	516,305
Sectorial financial liabilities	-	96,531	-	-	-	-	-	-	-	-	-	96,531
Other payables	24,379	3,569	-	55,049	-	-	4,015	26,030	-	3,957	(45)	116,954
Tax, social security, labor and civil provisions	597,602	730,442	25,603	257	-	-	147	49	7,621	292,180	10,872	1,664,773
EQUITY	**8,911,964**	**5,908,755**	**638,873**	**434,617**	**53,977**	**370,662**	**83,468**	**3,370,597**	**189,167**	**16,032,925**	**(19,658,791)**	**16,336,214**
Attributable to controlling shareholders	**8,911,964**	**5,908,755**	**638,873**	**434,617**	**53,977**	**370,662**	**83,468**	**3,370,597**	**189,167**	**16,032,925**	**(19,962,080)**	**16,032,925**
Capital	5,528,226	5,235,943	316,098	220,966	35,503	707,440	45,459	2,756,940	119,941	7,910,000	(14,966,516)	7,910,000
Advance for Future Capital Increase	237,000	105,500	147,125	-	-	-	-	1,298,342	-	-	(1,787,967)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	796,442	(20,388)	7,268	(470)	256	313	(973)	1,783	-	785,610	(784,231)	785,610
Legal Reserves	509,888	136,071	21,537	30,044	7,100	-	2,508	8,437	5,384	914,751	(720,969)	914,751
Retained earnigs	1,840,408	451,629	147,711	184,077	-	-	36,474	81,624	63,842	6,422,564	(2,805,765)	6,422,564
Accrued earnings (losses)	-	-	-	-	-	(337,091)	-	(792,283)	-	-	1,129,374	-
Attributable to noncontrolling interests	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**303,289**	**303,289**
TOTAL	16,640,753	12,331,603	1,264,748	675,286	652,175	436,137	227,287	5,125,188	276,006	19,142,806	(20,841,889)	35,930,100

Income Statement by Company

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date August 14, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.